FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending March 08, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: March 08, 2005                                     By: VICTORIA LLEWELLYN
                                                             ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                          Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

07 March 2005        Abacus  (GSK)   Trustees   Limited,   as  trustee  of  the
                     GlaxoSmithKline   Employee   Trust,   ("the  GSK  Trust"),
                     transferred 23,594 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee Share
                     Option Plan 1991.



The Company was advised of these transactions on 08 March 2005.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell,
Company Secretary

08 March 2005

    PUBLICATION OF GSK'S FORM 20-F AND REVIEW OF EARNINGS GUIDANCE

Today, 8th March 2005, GSK is filing its Annual Report on Form 20-F for 2004 with the Securities and Exchange Commission, and this will include updated references to the US Food and Drug Administration's (FDA) actions to halt distribution of supplies of Paxil CR and Avandamet due to manufacturing issues at the Group's Cidra, Puerto Rico facility.

The Company is working with the FDA to resolve the manufacturing issues with these products as quickly as possible, although the timing of this and the financial impact on the Company's earnings are currently uncertain.

Subject to this uncertainty, GSK's published earnings guidance for 2005 remains EPS percentage growth in the low double-digit range (at constant exchange rates) on an International Financial Reporting Standards basis.

S M Bicknell,
Company Secretary

8th March 2005
                              ***********
GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For Company information visit www.gsk.com.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made by the Company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the Company's Annual Report on Form 20-F for 2004 which will be filed with the Securities and Exchange Commission today.

Enquiries:

UK Media enquiries:                    Philip Thomson           (020) 8047 5502
                                       David Mawdsley           (020) 8047 5502
                                       Chris Hunter-Ward        (020) 8047 5502

US Media enquiries:                    Nancy Pekarek            (215) 751 7709
                                       Mary Anne Rhyne          (919) 483 2839
                                       Patricia Seif            (215)  751 7709

European Analyst/Investor enquiries:   Duncan Learmouth         (020) 8047 5540
                                       Anita Kidgell            (020) 8047 5542

US Analyst/ Investor enquiries:        Frank Murdolo            (215) 751 7002
                                       Tom Curry                (215) 751 5419